SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  TEN STIX INC.
                                (Name of Issuer)

                         Common Stock - $0.001 par value
                         (Title of Class of Securities)

                                    00000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 5 Pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                        --------------------------
CUSIP No.   000000000                              Page 2  of 5    Pages
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1       NAME OF REPORTING PERSON:           Thomas E. Sawyer
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     SERVICES RENDERED
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                            7      SOLE VOTING POWER
                                   7,600,000 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    7,600,000 Shares of Common Stock
                         ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,600,000 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        43.25%
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14      TYPE OF REPORTING PERSON                   IND
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
Thomas E. Sawyer, an individual ("Sawyer") as the reporting person hereunder, relative to the acquisition by Sawyer of certain shares of common stock issued by Ten Stix Inc. Sawyer has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Ten Stix Inc., ("Ten Stix"). Ten Stix maintains its principal executive offices at 3101 Riverside Drive, Idaho Springs, Colorado 80432.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Thomas E. Sawyer, an individual and citizen of the United States. The business address of Sawyer is 3101 Riverside Drive, Idaho Springs, Colorado 80432.

     Pursuant to General Instruction C of Schedule 13D, Sawyer (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

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        Name                                  Business Address
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Thomas E. Sawyer                              3101 Riverside Drive
Director/President                            Idaho Springs, CO  80432
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     Thomas E. Sawyer has the sole right to control the disposition of and vote the Ten Stix securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the initial organization of Ten Stix on January 10, 1996, Sawyer, as a promoter and a director and officer of Ten Stix, subscribed for 10,250 shares of restricted common stock and Ten Stix issued 10,250 shares of restricted common stock to Sawyer. The consideration exchanged for issuance of the securities of Ten Stix was for services performed pursuant to Sawyer's role as a promoter and organizer of Ten Stix and nominal cash. On September 16, 1998, Sawyer exchanged his 10,250 shares of common stock for 38,000 shares of Class A preferred stock. Subsequently, on January 23, 2001, Sawyer converted his 38,000 shares of Class A preferred stock into 7,600,000 shares of common stock at the rate of 200 shares of common stock for each one share of preferred stock held of record. Ten Stix became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, on April 6, 2001 thus requiring the filing of this Schedule.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of organizing and capitalizing Ten Stix.

     Pursuant to the instructions for items (a) through (j) of Item 4, Sawyer has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Sawyer has acquired 7,600,000 shares of restricted common stock of Ten Stix. Sawyer may consider the acquisition of additional securities of Ten STix, the issuer, but has no present plans or proposals to do so.

     (b) Sawyer has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Ten Stix or to enter into extraordinary corporate transactions.

     (c) Sawyer has no present plans or proposals to cause a sale or transfer of a material amount of assets of Ten Stix.

     (d) Sawyer plans to exercise the voting rights associated with ownership of shares of common stock of Ten Stix.

     (e) Sawyer has no present plans or proposals to cause a material change in the capitalization of Ten Stix.

     (f) Sawyer has no present plans or proposals to make any other material change to the business or corporate structure of Ten Stix.

     (f) Sawyer has no present plans or proposals to change Ten Stix's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Ten Stix by any person.

     (h) Sawyer has no present plans or proposals to cause Ten Stix's common stock from not being quoted on the OTC Bulletin Board.

     (i) Sawyer has no present plans or proposal relating to a class of securities of Ten Stix becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Sawyer has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on August 14, 2001, Sawyer beneficially owned 7,600,000 shares (or approximately 43.25% of the outstanding shares) of Ten Stix's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Thomas E. Sawyer                 7,600,000

     (b) No Instruction C Person owns any other shares of common or preferred stock of Ten Stix. Sawyer has sole power to vote or to direct the voting of the 7,600,000 shares of common stock of Ten Stix held by Sawyer.

     (c) As of August 14, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Ten Stix equity securities had been engaged in by Sawyer, or by any associates of said party, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Sawyer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 14, 2001                          /s/  Thomas E. Sawyer
---------------------                          --------------------------
                                                    Thomas E. Sawyer